March 25, 2014

BY FAX AND EDGAR

Securities and Exchange Commission

199 F Street NE

Washington DC 20549-7010

Myra Moosariparambil

Re: Sunergy, Inc.

Form 8-K

Filed March 19, 2014

File No. 000-52767

In connection with your comment letter dated March 20, 2014, we have submitted an amended 8-K regarding the resignation of Ingenium and Associates and appointment of Anton & Chia, LLP Certified Public Accountants as the Company’s Independent Accountant. In addition to the amended 8-K filing, the Company confirms and acknowledges:

1.	The Company and its officers are responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Comments from Division of Finance staff or changes to disclosure relating to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Garrett Hale

___________________________________

Garrett Hale, President and CEO

14362 N Frank Lloyd Wright Blvd. Scottsdale, AZ US 85260 Tel: 480.477.5810 info@sunergygold.com

Ghana Subsidiary Address: Mikite Gold Resources Ltd. Post Office Box 11344, Accra-North, Accra, Ghana +233244298515

Sierra Leone Subsidiary Address:Allied Mining and Supply Sierra Leone, Ltd 2 Leigh Street, Murray Town, Freetown, Sierra Leone +23278695685